Exhibit 99.1

CONTACT: PETER J. CONNER, CFO (509) 527-3636 CHERYL R. BISHOP, CEO (360) 755-0411 NEWS RELEASE

Banner Corporation to Acquire Skagit Bancorp, Inc.

WALLA WALLA, WASHINGTON and BURLINGTON, WASHINGTON —  July 25, 2018 —  Banner Corporation (“Banner”) (NASDAQ: BANR), the holding company for Banner Bank and Islanders Bank, and Skagit Bancorp, Inc. (“Skagit”), the holding company for Skagit Bank, a Washington state-chartered commercial bank, today announced that they have entered into a definitive merger agreement pursuant to which Banner will acquire Skagit in an all-stock transaction, subject to the terms and conditions set forth therein.  Under the merger agreement, Skagit will merge with and into Banner, and immediately thereafter Skagit Bank will merge with and into Banner Bank.  The combined company will have approximately $11.4 billion in assets.

Upon completion of the merger, Cheryl R. Bishop, Skagit’s Chief Executive Officer, will join the Banner board of directors.

Skagit Bank is a 60 year old community bank based in the North Sound region of the Pacific Northwest focused on developing and serving long term consumer and business clients.  At June 30, 2018, Skagit Bank had assets of $922 million, a diverse and high-quality loan portfolio of $599 million, and a low-cost deposit base of $811 million with 12 banking locations along the I-5 corridor from Seattle to the Canadian border.

“We are thrilled to have Skagit Bank and its employees join the Banner Bank team and are looking forward to having Cheryl join the board,” stated Mark Grescovich, Banner’s President and Chief Executive Officer.  “This transaction expands Banner’s presence and density in the attractive Seattle and I-5 corridor markets and represents a complementary fit, both strategically and culturally, with Banner’s business model.  The combination of our two organizations provides the opportunity to create efficiencies and enhance the value of the combined company while offering Skagit customers a broader product offering, increased lending limits and an expanded branch delivery system that stretches throughout the four states of Washington, Oregon, Idaho and California.”

Cheryl Bishop commented, “Banner is an excellent fit for us.  This combination allows us to partner with a strong community bank that is focused on providing great customer service, a deep commitment to the communities where it operates and an excellent environment for employees to perform and advance.  We are proud of our long history of developing genuine, lasting relationships with our clients and serving our market area.  We look forward to working with the management team at Banner Bank to expand the scope of our products and services to even better serve Northwest Washington residents and businesses.”

The boards of directors of Banner and Skagit each unanimously approved the transaction.  Pursuant to the merger agreement, Skagit shareholders will receive 5.6664 shares of Banner common stock in exchange for each share of Skagit common stock, subject to potential adjustment as provided in the merger agreement.  Based on the closing price of $61.60 per share of Banner common stock on July 25, 2018, the merger consideration would have an aggregate value of approximately $191.1 million.  Banner expects the transaction to be immediately accretive to earnings per share, excluding one-time transaction expenses.

The transaction is subject to approval by Skagit shareholders, regulatory approvals and other customary closing conditions and is expected to close late in the fourth quarter of 2018.

Banner was advised by D.A. Davidson & Co., as financial advisor, and Wachtell, Lipton, Rosen & Katz, as legal counsel.  Skagit was advised by Sandler O’Neill & Partners, L.P., as financial advisor, and Miller Nash Graham & Dunn LLP, as legal counsel.

An investor presentation will be available on Banner’s website at http://investor.bannerbank.com/Presentations and will be filed with the Securities and Exchange Commission.

About Banner Corporation

Banner Corporation is a $10.4 billion bank holding company operating two commercial banks in four Western states through a network of branches offering a full range of deposit services and business, commercial real estate, construction, residential, agricultural and consumer loans.  Visit Banner Bank on the Web at www.bannerbank.com.

About Skagit Bancorp, Inc.

Skagit Bancorp, Inc. is headquartered in Burlington, Washington and is the parent company of Skagit Bank, a Washington state-chartered commercial bank and member of the Federal Reserve System, which was organized in 1958 and operates 11 retail branches and one loan production office in the I-5 corridor from Seattle to the Canadian border, including a significant presence in Skagit County.  At June 30, 2018, Skagit Bancorp, Inc. had $922 million in assets, $599 million in loans and $811 million in deposits.  For more information, visit Skagit’s web site at www.skagitbank.com.

Forward-Looking Statements

When used in this press release and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “may,” “believe,” “will,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” “plans,” “potential,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made.  These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information.  By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.  Statements about the expected timing, completion and effects of the proposed merger and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to factors disclosed in Banner’s SEC reports, important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following:  expected revenues, cost savings, synergies and other benefits from the proposed merger of Banner and Skagit might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals for the proposed merger of Banner and Skagit may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed merger); the requisite approval of Skagit shareholders may be delayed or may not be obtained, the other closing conditions to the merger may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed merger of Banner and Skagit; Banner’s or Skagit’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed merger is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of managements’ attention from ongoing business operations and opportunities as a result of the proposed merger or otherwise; the credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses and provisions for loan losses that may be impacted by deterioration in the housing and commercial real estate markets and may lead to increased losses and non-performing assets, and may result in the allowance for loan losses not being adequate to cover actual losses and require a material increase in reserves; results of examinations by regulatory authorities, including the possibility that any such regulatory authority may, among other things, require the writing down of assets or increases in the allowance for loan losses; the ability to manage loan delinquency rates; competitive pressures among financial services companies; changes in consumer spending or borrowing and spending habits; interest rate movements generally and the relative differences between short and long-term interest rates, loan and deposit interest rates, net interest margin and funding sources; the impact of repricing and competitors’ pricing initiatives on loan and deposit products; fluctuations in the demand for loans, the number of unsold homes, land and other properties and fluctuations in real estate values; the ability to adapt successfully to technological changes to meet customers’ needs and developments in the marketplace; the ability to access cost-effective funding; increases in premiums for deposit insurance; the ability to control operating costs and expenses; the use of estimates in determining fair value of certain assets and liabilities, which estimates may prove to be incorrect and result in significant changes in valuation; staffing fluctuations in response to product demand or the implementation of corporate strategies that affect employees, and potential associated charges; disruptions, security breaches or other adverse events, failures or interruptions in, or attacks on, information technology systems or on the third-party vendors who perform critical processing functions; changes in financial markets; changes in economic conditions in general and in Washington, Idaho, Oregon and California in particular; secondary market conditions for loans and the ability to sell loans in the secondary market; the costs, effects and outcomes of litigation; legislation or regulatory changes or reforms, including changes in regulatory policies and principles, or the interpretation of regulatory capital or other rules, including changes related to Basel III; the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the implementing regulations; results of safety and soundness and compliance examinations by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Washington State Department of Financial Institutions, Division of Banks, or other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require restitution or institute an informal or formal enforcement action which could require an increase in reserves for loan losses, write-downs of assets or changes in regulatory capital position, or affect the ability to borrow funds, or maintain or increase deposits, or impose additional requirements and restrictions, any of which could adversely affect liquidity and earnings; the availability of resources to address changes in laws, rules, or regulations or to respond to regulatory actions; adverse changes in the securities markets; the inability of key third-party providers to perform their obligations; changes in accounting principles, policies or guidelines, including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods; the economic impact of war or any terrorist activities; other economic, competitive, governmental, regulatory and technological factors affecting operations, pricing, products and services; future acquisitions by Banner of other depository institutions or lines of business; and future goodwill impairment due to changes in Banner’s business, changes in market conditions, or other factors.

Forward-looking statements speak only as of the date on which they are made, and neither Banner nor Skagit undertakes any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information and Where to Find It

In connection with the proposed acquisition of Skagit, Banner will file a registration statement on Form S-4 with the SEC to register the shares of Banner’s common stock to be issued in connection with the merger.  The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Skagit seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BANNER, SKAGIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Banner with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Banner’s website at http://investor.bannerbank.com/Docs or upon written request to Banner Corporation, Attn: Investor Relations, 10 South First Avenue, Walla Walla, Washington 99362 or by calling (509) 527-3636.

Contacts

Banner Corporation

Mark J. Grescovich
President & CEO
Peter J. Conner, CFO
(509) 527-3636

Skagit Bancorp, Inc.

Cheryl R. Bishop, CEO

(360) 755-0411

Transmitted on Globe Newswire on July 25, 2018 at 3:00 p.m. PDT.